

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 11, 2010

Richard B. Slansky
Executive Vice President and Chief Financial Officer
Digirad Corporation
13950 Stowe Drive
Poway, CA 92064

> **Re:**   **Digirad Corporation**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed February 11, 2010**
> **File No. 000-50789**

Dear Mr. Slansky:

    We have completed our limited review of your filing and do not have any further comments at this time.

                                        Sincerely,

                                        Russell Mancuso
                                        Branch Chief

cc (by fax):   Anthony G. Mauriello
                Wilson Sonsini Goodrich & Rosati